Exhibit 99.170
news release

6 Adelaide Street East, Suite 500	Shares outstanding: 43,069,382
Toronto, ON M5C 1H6	TSX: BLE, BLE.WT
Frankfurt: A6R
January 12, 2006
Blue Pearl arranges private placement
Blue Pearl Mining is pleased to announce that it has arranged a private placement of 500,000 Units with Berner & Company Inc. at a price of $0.80 per Unit.
Each Unit of the private placement comprises one common share, one “A” warrant and 0.4 of one “B” warrant. Each whole “A” warrant entitles the holder to purchase one common share at a price of $1.00 and each whole “B” warrant entitles the holder to purchase one common share at a price of $0.80 for two years from the closing of the private placement. The private placement is expected to close within 45 days, subject to acceptance for filing by the Toronto Stock Exchange.
Blue Pearl is a Canadian mineral resource company focused on developing the Davidson molybdenum deposit near Smithers, B.C.
For further information please visit our web site at www.bluepearl.ca or contact:

Ian McDonald, Chairman & CEO	Christina Lalli
or Jim Borland, Investor Relations Director	Renmark Financial Communications Inc.
Blue Pearl Mining Ltd.	Tel.: 514-939-3989
Tel: 416- 860-1438, toll free: 1-800-827-0992	clalli@renmarkfinancial.com
info@bluepearl.ca
The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.